Cane & Company, LLC

Affiliated with O'Neill Ritchie Taylor Law Corporation
of Vancouver, British Columbia, Canada
                                                     ___________________________
Michael A. Cane*          Stephen F.X. O'Neill**     Gary R. Henrie+
Leslie L. Kapusianyk**    Michael H. Taylor***       Preston R. Brewer++


Telephone: (702) 312-6255
Facsimile: (702) 312-6249
E-mail:    telelaw@msn.com


2300 West Sahara Avenue
Suite 500 - Box 18
Las Vegas, NV  89102

VIA FACSIMILE (202) 942-9516

June 20, 2002

U.S. Securities & Exchange Commission
Division of Corporation Finance
450 4th Street NW
Washington, D.C.  20549

Attention:  Pamela Howell

     Re:  Staco, Incorporated (the "Company")
          Registration Statement on Form SB-2
          Filed August 2, 2001
          File No. 333-66630

Dear Ms. Howell:

Please be advised that the Company has made a decision to withdraw its registration statement on Form SB-2 because of changes in the business operations of the Company. The changes have been so substantial that it does not sense to the pursue the Form SB-2 in the format that it was originally filed.

We confirm that no shares of the Company have been sold pursuant to the registration.

If  you  have  any  questions,  please  do  not  hesitate  to  call.

Sincerely,


/s/ Gary R. Henrie

Gary R. Henrie

ACKNOWLEDGED AND AGREED
Staco, Incorporated


By: /s/ Tom Hofer
    ---------------------------
    Tom Hofer, Secretary




    *Licensed Nevada, California, Washington and Hawaii State Bars; ** British
                               Columbia Bar only;
   ***Nevada and British Columbia Bars; +Utah Bar only;  ++California Bar only